May 13, 2021

Mr. Wilson Lee

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

RE:	The Macerich Company

Form 10-K for the year ended December 31, 2020

Filed February 24, 2021

File No. 001-12504

Dear Mr. Lee:

We are writing in response to your letter dated May 4, 2021, setting forth the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the year ended December 31, 2020 (the “Form 10-K”) of The Macerich Company (the “Company”). For your convenience, your comment is restated in italics prior to the Company’s response to the comment below.

Form 10-K for the year ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

1.

We note your discussion of lease amendments, and your disclosure of rental abatements and payment deferrals. Please revise your discussion in you next filing to include a more detailed discussion of any lease concessions provided, including quantitative disclosure of material amounts of rental abatements, deferrals and tenant improvements, as well as the time period over which the deferrals are being provided. Reference is made to Question 4 of the FASB Q&A “Accounting For Lease Concessions Related To The Effects Of The Covid-19 Pandemic”.

The Company acknowledges the Staff’s comment and refers the Staff to page 32 of its Form 10-Q for the quarterly period ended March 31, 2021, filed on May 10, 2021 (the “Form 10-Q”). As requested by the Staff, the Form 10-Q includes a more detailed discussion of lease concessions provided, including quantitative disclosure of material amounts of rental abatements and deferrals, as well as the time period over which the deferrals are being provided. There were no tenant improvements to disclose.

Mr. Wilson Lee

Securities and Exchange Commission

May 13, 2021

If you have any questions, please feel free to contact me at (310) 394-6000.

Sincerely,

The Macerich Company

/s/ Scott W. Kingsmore
Scott W. Kingsmore
Senior Executive Vice President,
Chief Financial Officer and Treasurer

cc:	David Roberts

Goodwin Procter LLP